Filed by Twilio Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-37806

Subject Company: SendGrid, Inc.

Commission File No.: 001-38275

Date: October 15, 2018

The following presentation was posted by Twilio Inc. on its investor relations website on October 15, 2018.

TWILIO SIGNS DEFINITIVE AGREEMENT TO ACQUIRE SENDGRID October 15, 2018 © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

LEGAL DISCLAIMER Additional Information and Where To Find It In connection with the proposed transaction between Twilio and SendGrid, Twilio will file a Registration Statement on Form S-4 and joint proxy statement/prospectus forming a part thereof. BEFORE MAKING ANY VOTING DECISION, TWILIO’S AND SENDGRID’S RESPECTIVE INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement, the joint proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Twilio or SendGrid with the SEC through the website maintained by the SEC at http://www.sec.gov. They may also be obtained for free by contacting Twilio Investor Relations by email at ir@twilio.com or by phone at 415-801-3799 or by contacting SendGrid Investor Relations by email at ir@sendsrid.com or by phone at 720-588-4496, or on Twilio’s and SendGrid’s websites at www.investors.twilio.com and www.investors.sendgrid.com, respectively. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation Each of Twilio and SendGrid and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Twilio and SendGrid shareholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise will be set forth in the Registration Statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Twilio’s executive officers and directors is included in Twilio’s Proxy Statement for its 2018 Annual Meeting of Stockholders, filed with the SEC on April 27, 2018 and information regarding SendGrid’s executive officers and directors is included in SendGrid’s Proxy Statement for its 2018 Annual Meeting of Stockholders, filed with the SEC on April 20, 2018. Additional information regarding the interests of the participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/ prospectus and other relevant materials Twilio and SendGrid intend to file with the SEC. © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

LEGAL DISCLAIMER Use of Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on in connection with any expected timing of the management’s current expectations, assumptions, estimates and beliefs. While Twilio believes these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Twilio or SendGrid to obtain stockholder approval as required for the proposed transaction; (ii) failure to obtain governmental and regulatory approvals required for the closing of the proposed transaction, or delays in governmental and regulatory approvals that may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; successful completion of the proposed transaction; (iii) failure to satisfy the conditions to the closing of the proposed transactions; (iv) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (v) the effect of the announcement of the proposed transaction on the ability of SendGrid or Twilio to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom SendGrid or Twilio does business, or on SendGrid’s or Twilio’s operating results and business generally; (vi) the outcome of any legal proceeding related to the proposed transaction; (vii) the challenges and costs of integrating, restructuring and achieving anticipated synergies and benefits of the proposed transaction and the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (vii) competitive pressures in the markets in which Twilio and SendGrid operate; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (ix) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Twilio and SendGrid are set forth in their respective filings with the SEC, including each of Twilio’s and SendGrid’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Twilio’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors” and Item 1A of SendGrid’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Twilio’s most recent Quarterly Report on Form 10-Q and SendGrid’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Twilio and SendGrid and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Twilio and SendGrid file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Twilio and SendGrid assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

TRANSACTION OVERVIEW © 20 18 TWILIO , INC. ALL RIGHT S RESER VED . Expected Closing • Expected to close in first half of 2019 • Subject to shareholder vote by Twilio and SendGrid, regulatory approval and satisfaction of customary closing conditions Transaction Consideration • 0.485 shares of Twilio Class A common stock for each share of SendGrid common stock Strategic Rationale • Create the world’s leading communications platform spanning voice, messaging, video - and now email

OUR MISSION FUEL THE FUTURE OF COMMUNICATIONS © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

MAJOR BUSINESS VOICE COMMUNICATIONS VIDEO CHANNELS MESSAGING EMAIL © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

COMMON DNA BETWEEN SHARED VISION CLOUD COMMUNICATIONS PLATFORM TWILIO AND SENDGRID SHARED MODEL LOW FRICTION, DEVELOPER-FOCUSED MODEL SHARED VALUES CUSTOMER-FOCUSED HUMILITY HONESTY © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

twilio

# BRIEF SNAPSHOT OF SENDGRID

**$11 Billion**
ADDRESSABLE MARKET[1]

**1.5 Trillion Emails Processed**
45 BILLION+ PROCESSED PER MONTH[2]

SENDGRID SENDS EMAIL TO
**>50% of The World's Email Addresses**[3]

**June 2018 LTM Revenue: $128.3M**
CONSISTENT GROWTH >30%/YR[4]

**74,000+**
CUSTOMERS[5]

**Profitable**[6]
LAST eight QUARTERS
(Adjusted Net Income Basis)

1. *Addressable market data was derived by determining the number of U.S.-based small businesses (source: Small Business Administration) expected to have an online presence (53%) in 2014 and using that data as a proxy for the percentage of global businesses with an online presence. We coupled this with NAICS Association data to derive the total number of global businesses with five or more employees. We then multiplied this by the average revenue per customer using both our Email API and Marketing Campaigns services in 2016.*
2. *Based on a per month average of 140.2 Billion emails processed in Q2-2018*
3. *Source: Company information and 2017 Radicati Group report*
4. *Based on annual revenue 2015 - 2017 and the 12-month revenue from July 1, 2017 - June 30, 2018.*
5. *As of June 30, 2018*
6. *Profitability on a non-GAAP basis only based on Adjusted Net Income over the last 8 quarters ended June 30, 2018. Adjusted Net Income is a non-GAAP measure – See the appendix for a reconciliation of Adjusted Net Income to Net Loss, the most comparable GAAP metric*

© 2018 TWILIO, INC. ALL RIGHTS RESERVED.

SENDGRID ENABLES DIGITAL COMMUNICATIONS AT SCALE Email API Marketing Campaigns Transactional Marketing Marketing Recipient Initiated One-to-One Sender Initiated One-to-One Sender Initiated One-to-Many © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

MANAGING EMAIL DELIVERY AT SCALE Email Sender Side Email Recipient Side APIs SMTP SPF g aints lid IP n Name cklists ss tation Requires domain expertise and resources to manage Apply unique and sophisticated filters to analyze and block transactional and marketing email at scale presumed unwanted mail for recipients © 20 18 TWILIO , INC. ALL RIGHT S RESER VED . People Infrastructure Protocols DKIM IDMARC Email Content Sender Reputation Spam Complaints Phishi Compl n Bla Inva Add re Domai Repu

NATURAL EXTENSION OF TWILIO PLATFORM © 20 18 TWILIO , INC. ALL RIGHT S RESER VED . SUPER NETWORK PROGRAMMABLE COMMUNICATIONS CLOUD MESSAGING VOICE VIDEO EMAIL ENGAGEMENT CLOUD AUTHY FLEX MARKETING CAMPAIGNS

SIGNIFICANT EXPANSION IN TOTAL ADDRESSABLE MARKET Email1 able Authentication2 $66B able Voice & Video3 able Messaging4 1 Addressable market data for email was derived by determining the number of U.S.-based small businesses (source: Small Business Administration) expected to have an online presence (53%) in 2014 and using that data as a proxy for the percentage of global businesses with an online presence. We coupled this with NAICS Association data to derive the total number of global businesses with five or more employees. We then multiplied this by the average revenue per customer using both our Email API and Marketing Campaigns services in 2016. Twilio’s platform currently addresses significant portions of these several large markets: 2 International Data Corporation, Worldwide Application-to-Person Messaging 2015-2019 Forecast: The Power of Cloud API Messaging Platforms, March 2015. 3 International Data Corporation, Worldwide Identity and Access Management Forecast 2017-2021, August 2017. 4 International Data Corporation, Worldwide Unified Communications and Collaboration Forecast 2017-2021, May 2017. © 20 18 TWILIO , INC. ALL RIGHT S RESER VED . $11B $2B Programm $21B Programm $32B Programm

FINANCIAL PROFILE (ANNUALIZED Q2 ENDED JUNE 30, 2018) + Total Revenue $591 $143 $734 Gross Profit (Non-GAAP) $325 $109 $434 Gross Margin (Non-GAAP) 55% 76% 59% Total Operating Income /(Loss) (Non-GAAP) $9 $9 $18 Total Operating Margin (Non-GAAP) 1% 6% 2% • Total Revenue, Gross Profit, and Operating Income/(Loss) figures in millions and cover the three month period ending June 30, 2018, multiplied by four to create an annualized run rate © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

THANK YOU © 20 18 TWILIO , INC. ALL RIGHT S RESER VED .

**twilio**

**TWILIO INC.**
***Reconciliation to Non-GAAP Financial Measures****

**(In thousands, except share and per share amounts)**

| | For the three months ended | | | | | For the three months ended | | | | | For the three months ended | | | | | For the three months ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **March 31 2015** | **June 30 2015** | **September 30 2015** | **December 31 2015** | **Year Ended Dec 31, 2015** | **March 31 2016** | **June 30 2016** | **September 30 2016** | **December 31 2016** | **Year Ended Dec 31, 2016** | **March 31 2017** | **June 30 2017** | **September 30 2017** | **December 31 2017** | **Year Ended Dec 31, 2017** | **March 31 2018** | **June 30 2018** |
| Base Revenue | $ 25,931 | $ 30,694 | $ 36,729 | $ 43,497 | $ 136,851 | $ 49,834 | $ 56,370 | $ 64,099 | $ 75,245 | $ 245,548 | $ 80,643 | $ 87,583 | $ 91,965 | $ 105,299 | $ 365,490 | $ 117,507 | $ 135,004 |
| Variable Revenue | 7,434 | 7,260 | 7,533 | 7,840 | 30,067 | 9,506 | 8,140 | 7,434 | 6,707 | 31,787 | 6,729 | 8,287 | 8,577 | 9,937 | 33,530 | 11,609 | 12,750 |
| **Total Revenue** | $ 33,365 | $ 37,954 | $ 44,262 | $ 51,338 | $ 166,919 | $ 59,340 | $ 64,510 | $ 71,533 | $ 81,952 | $ 277,335 | $ 87,372 | $ 95,870 | $ 100,542 | $ 115,236 | $ 399,020 | $ 129,116 | $ 147,754 |
| **Gross profit** | $ 17,820 | $ 21,127 | $ 24,660 | $ 28,858 | $ 92,465 | $ 32,513 | $ 36,307 | $ 40,248 | $ 47,747 | $ 156,815 | $ 50,086 | $ 53,537 | $ 52,288 | $ 60,214 | $ 216,125 | $ 69,534 | $ 79,814 |
| Non-GAAP adjustments: | | | | | | | | | | | | | | | | | |
| Stock-based compensation | 14 | 14 | 17 | 20 | 65 | 23 | 28 | 84 | 156 | 291 | 138 | 142 | 180 | 190 | 650 | 222 | 266 |
| Amortization of acquired intangibles | 28 | 21 | 70 | 120 | 239 | 70 | 70 | 70 | 409 | 619 | 997 | 1,182 | 1,250 | 1,215 | 4,644 | 1,198 | 1,125 |
| Non-GAAP gross profit | $ 17,862 | $ 21,162 | $ 24,747 | $ 28,998 | $ 92,769 | $ 32,606 | $ 36,405 | $ 40,402 | $ 48,312 | $ 157,725 | $ 51,221 | $ 54,861 | $ 53,718 | $ 61,619 | $ 221,419 | $ 70,954 | $ 81,205 |
| Non-GAAP gross margin | 54% | 56% | 56% | 56% | 56% | 55% | 56% | 56% | 59% | 57% | 59% | 57% | 53% | 53% | 55% | 55% | 55% |
| **Research and development** | $ 8,480 | $ 9,388 | $ 11,602 | $ 13,089 | $ 42,559 | $ 14,864 | $ 17,369 | $ 21,106 | $ 24,587 | $ 77,926 | $ 26,522 | $ 29,714 | $ 31,674 | $ 32,829 | $ 120,739 | $ 37,576 | $ 39,811 |
| Non-GAAP adjustments: | | | | | | | | | | | | | | | | | |
| Stock-based compensation | (663) | (796) | (980) | (1,607) | (4,046) | (1,516) | (2,379) | (3,741) | (5,310) | (12,946) | (4,484) | (5,710) | (6,493) | (6,121) | (22,808) | (7,872) | (9,749) |
| Amortization of acquired intangibles | (17) | (87) | (38) | 12 | (130) | (38) | (38) | (38) | (37) | (151) | (38) | (38) | (25) | (38) | (139) | (22) | - |
| Stock repurchase | - | - | (834) | - | (834) | - | - | - | - | - | - | - | - | - | - | - | - |
| Gain on lease termination | - | - | - | - | - | - | - | - | - | - | 150 | - | - | - | 150 | - | - |
| Payroll taxes related to stock-based compensation | - | - | - | - | - | - | - | - | (61) | (61) | (806) | (223) | (315) | (122) | (1,466) | (314) | (1,215) |
| Non-GAAP research and development | $ 7,800 | $ 8,505 | $ 9,750 | $ 11,494 | $ 37,549 | $ 13,310 | $ 14,952 | $ 17,327 | $ 19,179 | $ 64,768 | $ 21,344 | $ 23,743 | $ 24,841 | $ 26,548 | $ 96,476 | $ 29,368 | $ 28,847 |
| Non-GAAP research and development as % of revenue | 23% | 22% | 22% | 22% | 22% | 22% | 23% | 24% | 23% | 23% | 24% | 25% | 25% | 23% | 24% | 23% | 20% |
| **Sales and marketing** | $ 9,869 | $ 14,164 | $ 12,067 | $ 13,208 | $ 49,308 | $ 13,422 | $ 18,156 | $ 15,873 | $ 17,816 | $ 65,267 | $ 21,116 | $ 26,153 | $ 25,778 | $ 27,622 | $ 100,669 | $ 32,822 | $ 37,749 |
| Non-GAAP adjustments: | | | | | | | | | | | | | | | | | |
| Stock-based compensation | (420) | (513) | (691) | (765) | (2,389) | (734) | (1,116) | (1,432) | (1,690) | (4,972) | (1,995) | (2,363) | (2,603) | (2,861) | (9,822) | (3,859) | (5,049) |
| Amortization of acquired intangibles | - | - | - | - | - | - | - | - | - | - | (117) | (202) | (220) | (214) | (753) | (220) | (206) |
| Stock repurchase | - | - | (76) | - | (76) | - | - | - | - | - | - | - | - | - | - | - | - |
| Gain on lease termination | - | - | - | - | - | - | - | - | - | - | 100 | - | - | - | 100 | - | - |
| Payroll taxes related to stock-based compensation | - | - | - | - | - | - | - | - | (169) | (169) | (338) | (128) | (148) | (100) | (714) | (74) | (349) |
| Non-GAAP sales and marketing | $ 9,449 | $ 13,651 | $ 11,300 | $ 12,443 | $ 46,843 | $ 12,688 | $ 17,040 | $ 14,441 | $ 15,957 | $ 60,126 | $ 18,766 | $ 23,460 | $ 22,807 | $ 24,447 | $ 89,480 | $ 28,669 | $ 32,145 |
| Non-GAAP sales and marketing as % of revenue | 28% | 36% | 26% | 24% | 28% | 21% | 26% | 20% | 19% | 22% | 21% | 24% | 23% | 21% | 22% | 22% | 22% |
| **General and administrative** | $ 8,265 | $ 7,035 | $ 9,935 | $ 10,756 | $ 35,991 | $ 10,593 | $ 11,635 | $ 14,545 | $ 14,304 | $ 51,077 | $ 17,203 | $ 4,740 | $ 18,867 | $ 18,809 | $ 59,619 | $ 23,393 | $ 24,212 |
| Non-GAAP adjustments: | | | | | | | | | | | | | | | | | |
| Stock-based compensation | (548) | (599) | (553) | (677) | (2,377) | (752) | (1,453) | (2,391) | (1,420) | (6,016) | (2,768) | (4,185) | (4,912) | (4,474) | (16,339) | (5,587) | (5,942) |
| Amortization of acquired intangibles | (11) | (28) | (27) | (29) | (95) | (27) | (28) | (28) | (27) | (110) | (24) | (20) | (20) | (20) | (84) | (20) | (20) |
| Stock repurchase | - | - | (1,055) | - | (1,055) | - | - | - | - | - | - | - | - | - | - | - | - |
| Acquisition related expenses | (1,126) | (38) | - | - | (1,164) | - | - | (137) | (362) | (499) | (217) | (58) | (35) | - | (310) | - | - |
| Release of tax liability upon obligation settlement and estimate revisions | - | - | - | - | - | - | - | - | 805 | 805 | 920 | 12,161 | - | 284 | 13,365 | - | - |
| Gain on lease termination | - | - | - | - | - | - | - | - | - | - | 45 | - | - | - | 45 | - | - |
| Payroll taxes related to stock-based compensation | - | - | - | - | - | - | - | - | (204) | (204) | (306) | (253) | (132) | (79) | (770) | (176) | (247) |
| Non-GAAP general and administrative | $ 6,580 | $ 6,370 | $ 8,300 | $ 10,050 | $ 31,300 | $ 9,814 | $ 10,154 | $ 11,989 | $ 13,096 | $ 45,053 | $ 14,853 | $ 12,385 | $ 13,768 | $ 14,520 | $ 55,526 | $ 17,610 | $ 18,003 |
| Non-GAAP general and administrative as % of revenue | 20% | 17% | 19% | 20% | 19% | 17% | 16% | 17% | 16% | 16% | 17% | 13% | 14% | 13% | 14% | 14% | 12% |
| **Loss from operations** | $ (8,794) | $ (9,460) | $ (8,944) | $ (8,195) | $ (35,393) | $ (6,366) | $ (10,853) | $ (11,276) | $ (12,820) | $ (41,315) | $ (14,755) | $ (7,070) | $ (24,031) | $ (20,218) | $ (66,074) | $ (24,257) | $ (21,958) |
| Non-GAAP adjustments: | | | | | | | | | | | | | | | | | |
| Stock-based compensation | 1,645 | 1,922 | 2,241 | 3,069 | 8,877 | 3,025 | 4,976 | 7,648 | 8,576 | 24,225 | 9,385 | 12,400 | 14,188 | 13,646 | 49,619 | 17,540 | 21,006 |
| Amortization of acquired intangibles | 56 | 136 | 135 | 137 | 464 | 135 | 136 | 136 | 473 | 880 | 1,176 | 1,442 | 1,515 | 1,487 | 5,620 | 1,460 | 1,351 |
| Stock repurchase | - | - | 1,965 | - | 1,965 | - | - | - | - | - | - | - | - | - | - | - | - |
| Acquisition related expenses | 1,126 | 38 | - | - | 1,164 | - | - | 137 | 362 | 499 | 217 | 58 | 35 | - | 310 | - | - |
| Release of tax liability upon obligation settlement and estimate revisions | - | - | - | - | - | - | - | - | (805) | (805) | (920) | (12,161) | - | (284) | (13,365) | - | - |
| Gain on lease termination | - | - | - | - | - | - | - | - | - | - | (295) | - | - | - | (295) | - | - |
| Payroll taxes related to stock-based compensation | - | - | - | - | - | - | - | - | 434 | 434 | 1,450 | 604 | 595 | 301 | 2,950 | 564 | 1,811 |
| Charitable contribution | - | - | - | - | - | - | - | - | 3,860 | 3,860 | - | - | - | 1,172 | 1,172 | - | - |
| Non-GAAP income (loss) from operations | $ (5,967) | $ (7,364) | $ (4,603) | $ (4,989) | $ (22,923) | $ (3,206) | $ (5,741) | $ (3,355) | $ 80 | $ (12,222) | $ (3,742) | $ (4,727) | $ (7,698) | $ (3,896) | $ (20,063) | $ (4,693) | $ 2,210 |
| Non-GAAP operating margin | (18%) | (19%) | (10%) | (10%) | (14%) | (5%) | (9%) | (5%) | 0% | (4%) | (4%) | (5%) | (8%) | (3%) | (5%) | (4%) | 1% |

© 2018 TWILIO, INC. ALL RIGHTS RESERVED.

(In thousands, except share and per share amounts) For the three months ended For the three months ended For the three months ended For the three months ended March 31 2018 June 30 2018 Total Revenue $ 32,569 $ 35,675 Gross profit Non-GAAP adjustments: Stock-based compensation M&A expense Non-GAAP gross profit $ 24,081 $ 26,870 202 20 324 20 $ 18,431 $ 19,855 $ 20,899 $ 23,736 $ 82,921 $ 24,303 $ 27,214 Non-GAAP gross margin 75% 76% Research and development Non-GAAP adjustments: Stock-based compensation M&A expense Non-GAAP research and development $ 8,934 $ 9,871 (594) (154) (1,114) (128) $ 8,186 $ 8,629 Non-GAAP research and development as % of revenue 25% 24% Sales and marketing Non-GAAP adjustments: Stock-based compensation M&A expense Certain IPO costs Non-GAAP sales and marketing $ 7,936 $ 8,707 (224) (5) - (409) (4) - $ 7,707 $ 8,294 Non-GAAP sales and marketing as % of revenue 24% 23% General and administrative Non-GAAP adjustments: Stock-based compensation M&A expense Certain IPO costs Restructuring expense Non-GAAP general and administrative $ 8,866 $ 9,165 (808) 12 - (276) (965) (5) 1 (174) $ 7,794 $ 8,022 Non-GAAP general and administrative as % of revenue 24% 22% Loss (gain) on disposal of assets $ 62 $ - Loss from operations Non-GAAP adjustments: Stock-based compensation M&A expense Certain IPO costs Restructuring expense Non-GAAP income (loss) from operations $ (1,717) $ (873) 1,828 167 - 276 2,812 157 (1) 174 $ 554 $ 2,269 Non-GAAP operating margin 2% 6% © 20 18 TWILIO , INC. ALL RIGHT S RESER VED . 74% 74% 74% 75% $ 6,524 $ 7,139 $ 7,545 $ 8,435 (147) (215) (387) (545) - (195) (147) (203) 74% $ 29,643 (1,294) (545) $ 6,377 $ 6,729 $ 7,011 $ 7,687 $ 27,804 26% 25% 25% 24% $ 6,588 $ 6,870 $ 7,124 $ 7,603 (135) (180) (281) (303) (12) 6 (5) (5) - - - (230) 25% $ 28,185 (899) (16) (230) $ 6,441 $ 6,696 $ 6,838 $ 7,065 $ 27,040 26% 25% 24% 22% $ 7,044 $ 6,494 $ 7,684 $ 8,879 (253) (300) (442) (1,318) (227) (5) (29) (5) (160) (166) (720) (655) (847) (167) (112) (32) 24% $ 30,101 (2,313) (266) (1,701) (1,158) $ 5,557 $ 5,856 $ 6,381 $ 6,869 $ 24,663 22% 22% 23% 22% $ - $ 2 $ - $ 20 $ (1,796) $ (767) $ (1,649) $ (1,358) 588 792 1,296 2,303 257 214 190 233 160 166 720 885 847 167 112 32 22% $ 22 $ (5,570) 4,980 894 1,931 1,158 $ 56 $ 572 $ 669 $ 2,095 $ 3,393 0% 2% 2% 7% 3% March 31 June 30 September 30 December 31 2017 2017 2017 2017 $ 24,831 $ 27,012 $ 28,316 $ 31,729 $ 18,360 $ 19,738 $ 20,704 $ 23,579 53 97 186 137 18 20 9 20 Year Ended Dec 31, 2017 $ 111,888 $ 82,381 473 67 March 31 June 30 September 30 December 31 2016 2016 2016 2016 $ 17,125 $ 19,032 $ 20,701 $ 23,071 $ 11,888 $ 13,666 $ 15,309 $ 17,461 30 32 30 39 - - - - Year Ended Dec 31, 2016 $ 79,929 $ 58,324 131 - $ 11,918 $ 13,698 $ 15,339 $ 17,500 $ 58,455 70% 72% 74% 76% $ 5,238 $ 5,105 $ 5,289 $ 5,546 (137) (120) (146) (149) - - - - 73% $ 21,178 (552) - $ 5,101 $ 4,985 $ 5,143 $ 5,397 $ 20,626 30% 26% 25% 23% $ 4,507 $ 5,447 $ 5,357 $ 6,489 (77) (83) (105) (137) - - - - - - - - 26% $ 21,800 (402) - - $ 4,430 $ 5,364 $ 5,252 $ 6,352 $ 21,398 26% 28% 25% 28% $ 3,942 $ 4,557 $ 4,592 $ 5,829 (187) (213) (213) (201) - - - - - - - (98) - (135) (17) (233) 27% $ 18,920 (814) - (98) (385) $ 3,755 $ 4,209 $ 4,362 $ 5,297 $ 17,623 22% 22% 21% 23% $ 27 $ - $ - $ - $ (1,826) $ (1,443) $ 71 $ (403) 431 448 494 526 - - - - - - - 98 - 135 17 233 22% $ 27 $ (3,601) 1,899 - 98 385 $ (1,395) $ (860) $ 582 $ 454 $ (1,219) (8%) (5%) 3% 2% (2%) March 31 June 30 September 30 December 31 2015 2015 2015 2015 $ 12,885 $ 14,146 $ 14,985 $ 16,460 $ 8,627 $ 9,629 $ 10,094 $ 11,165 13 23 26 35 - - - - Year Ended Dec 31, 2015 $ 58,476 $ 39,515 97 - $ 8,640 $ 9,652 $ 10,120 $ 11,200 $ 39,612 67% 68% 68% 68% $ 4,636 $ 4,529 $ 4,783 $ 5,011 (95) (62) (108) (114) - - - - 68% $ 18,959 (379) - $ 4,541 $ 4,467 $ 4,675 $ 4,897 $ 18,580 35% 32% 31% 30% $ 3,081 $ 3,360 $ 3,403 $ 3,893 (57) (31) (49) (56) - - - - - - - - 32% $ 13,737 (193) - - $ 3,024 $ 3,329 $ 3,354 $ 3,837 $ 13,544 23% 24% 22% 23% $ 2,709 $ 3,063 $ 3,087 $ 3,618 (209) (120) (192) (185) - - - - - - - - - - - - 23% $ 12,477 (706) - - - $ 2,500 $ 2,943 $ 2,895 $ 3,433 $ 11,771 19% 21% 19% 21% $ 1 $ - $ 1 $ (1) $ (1,800) $ (1,323) $ (1,180) $ (1,356) 374 236 375 390 - - - - - - - - - - - - 20% $ 1 $ (5,659) 1,375 - - - $ (1,426) $ (1,087) $ (805) $ (966) $ (4,284) (11%) (8%) (5%) (6%) (7%) SendGrid Reconciliation to Non-GAAP Financial Measures